

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

Kimberly Eckert
Chief Financial Officer
American Battery Technology Company
100 Washington Street, Suite 100
Reno, NV 89503

> **Re: American Battery Technology Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2022**
> **Filed September 12, 2022**
> **File No. 000-55088**

Dear Kimberly Eckert:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Energy & Transportation